BRF S.A. PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), in addition to the Notice to

Shareholders dated 03.24.2022, informs its shareholders and the market in general that:

a)             received communication, pursuant to Schedule I to this Announcement, sent by Mr. Oscar de Paula Bernardes Neto, in which he presented his withdrawal from the appointment to Company's Board of Directors, requesting the removal of his name from the slate to be voted by the Ordinary and Extraordinary Shareholders' Meeting convened for 03.28.2022 ("OESM"); and

b)            received communication, pursuant to Schedule II to this Announcement, sent by shareholders Marfrig Global Foods S.A. (“Marfrig”) and Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”), informing that, as a result of the decision of Mr. Oscar de Paula Bernardes Neto to withdraw his candidature to the Board of Directors, (i) agreed to fill the vacancy on the slate indicated to run for positions on the Board of Directors by the appointment of Mr. Aldo Luiz Mendes, Ph.D in Economics from the University of São Paulo, former Vice President of Finance of Banco do Brasil and former Director of the Brazilian Central Bank, indicated by shareholder Previ; (ii) Previ decided to withdraw the request, submitted on 03.24.2022, for the adoption of the cumulative voting system for the election of the members of BRF's Board of Directors; (iii) Marfrig presented a new slate to the Board of Directors, composed of Messrs. and Mses. Marcos Antonio Molina dos Santos, Sergio Agapito Rial, Marcia Aparecida Pascoal Marçal dos Santos, Augusto Marques da Cruz Filho, Debora Stern Vieitas, Flavia Maria Bittencourt, Pedro de Camargo Neto, Altamir Batista Mateus da Silva, Eduardo Augusto Rocha Pocetti and Aldo Luiz Mendes, which will have the favorable vote of Marfrig and Previ.

As a result, as there were no other requests for cumulative votes that met the requirements set forth in article 141 of Law No. 6,404/1976 and CVM Instruction No. 165/1991, the election of the Board of Directors’ members at the OESM will be carried out by means of the majority voting system by slate, as provided for in article 20 of BRF's bylaws.

Finally, BRF also informs that received communication sent by Mrs. Ana Paula Teixeira de Sousa and Cristina Ferreira de Brito, pursuant to Schedule III to this Announcement, resigning from their respective candidatures for the positions of sitting member and substitute member of the Company's Fiscal Council.

São Paulo, March 27, 2022.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

DocuSign Envelope ID: 4D74E3DC-33C9-4CDA-9224-7090237A2B2F	Classificação: Pública

São Paulo, 26 de março de 2022.

Ref.:       Assembleia Geral Ordinária e Extraordinária da BRF S.A. (“BRF”)

Eleição do Conselho de Administração

Prezados Senhores,

Considerando a decisão do Sr. Oscar de Paula Bernardes Neto de retirar a sua candidatura para compor o Conselho de Administração da BRF e, em face da necessidade de indicar uma nova pessoa para completar a chapa para concorrer à eleição, Marfrig Global Foods S/A (“Marfrig”) e Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”) após entendimentos a respeito do processo de eleição dos membros do Conselho de Administração da BRF a ser realizado na Assembleia Geral Ordinária e Extraordinária da Companhia convocada para o dia 28 de março de 2022, vem, por meio da presente correspondência, informar que concordaram com o preenchimento da referida vaga pelo Sr. Aldo Luiz Mendes, Doutor em Economia pela Universidade de São Paulo, ex-Vice Presidente de Finanças do Banco do Brasil e ex-Diretor do Banco Central, nome indicado pela acionista Previ, o qual atende aos requisitos necessários para integrar o referido Conselho de Administração da BRF. O currículo profissional completo do Sr. Aldo Mendes encontra-se no Anexo I à presente correspondência.

Em face desses fatos, gostaríamos de informar a decisão da Previ de retirar o pedido, apresentado em 24 de março de 2022, de adoção da sistemática do voto múltiplo para a eleição dos membros do Conselho de Administração da BRF.

A presente desistência da adoção da sistemática do voto múltiplo deverá ser comunicada à BRF, para que proceda à devida divulgação aos acionistas e mercado em geral.

Adicionalmente, ante o exposto, a Marfrig apresenta a nova chapa a ser composta pelas seguintes pessoas:

(i)	Marcos Antonio Molina dos Santos;
(ii)	Sergio Agapito Rial;
(iii)	Marcia Aparecida Pascoal Marçal dos Santos;
(iv)	Augusto Marques da Cruz Filho;
(v)	Deborah Stern Vieitas;
(vi)	Flávia Maria Bittencourt;
(vii)	Pedro de Camargo Neto;
(viii)	Altamir Batista Mateus da Silva;
(ix)	Eduardo Augusto Rocha Pocetti; e
(x)	Aldo Luiz Mendes

Por fim, gostaríamos de confirmar que essa chapa contará com o voto favorável da Marfrig e da Previ, o que deverá ser também informado aos acionistas da BRF e ao mercado em geral.

DocuSign Envelope ID: 4D74E3DC-33C9-4CDA-9224-7090237A2B2F	Classificação: Pública

Atenciosamente,

Marfrig Global Foods S/A

Caixa de Previdência dos Funcionários do Banco do Brasil – Previ

De: Cristina Brito <cristina_brito@hotmail.com>

Enviado em: sábado, 26 de março de 2022 20:02

Para: BRF - Relações com Investidores

Cc: vitorvallim@previ.com.br

Assunto: Renúncia

[ External E-mail ]

This e-mail is from an external source. Be sure you trust this sender before clicking on any links or attachments.

Este e-mail foi recebido de uma fonte externa. Tenha certeza de que você confia neste remetente antes de clicar em qualquer link ou anexo.

Brasília, 26 de março de 2022 BRF S/A

At.: Diretor de Relações com Investidores Com cópia Vitor Vallim

(via e-mail) Ref.: AGO BRF

Prezados Senhores,

Faço referência à Assembleia Geral Ordinária e Extraordinária da BRF S/A (“BRF”) a ser realizada em 28 de março de 2022 (“AGO BRF”), mais especificamente com relação à eleição do Conselho Fiscal da BRF a ser deliberada na AGO BRF.

Por motivos pessoais, venho por meio da presente correspondência apresentar minha desistência com relação à indicação realizada pela Administração da BRF para minha eleição ao Conselho Fiscal da BRF, solicitando que meu nome seja retirado do processo de eleição de membros para o Conselho Fiscal a ser deliberada pela AGO BRF.

Solicito que a presente desistência seja informada aos acionistas da BRF e ao mercado em geral. Atenciosamente,

Cristina Ferreira de Brito

De: Ana Paula Teixeira de Sousa <paulatex@bb.com.br>

Enviado em: sábado, 26 de março de 2022 20:26

Para: BRF - Relações com Investidores

Assunto: AGO BRF

[ External E-mail ]

This e-mail is from an external source. Be sure you trust this sender before clicking on any links or attachments.

Este e-mail foi recebido de uma fonte externa. Tenha certeza de que você confia neste remetente antes de clicar em qualquer link ou anexo.

#interna

Brasília, 26 de março de 2022. BRF S/A

At.: Diretor de Relações com Investidores Ref.: AGO BRF

Prezados Senhores,

Faço referência à Assembleia Geral Ordinária e Extraordinária da BRF S/A (“BRF”) a ser realizada em 28 de março de 2022 (“AGO BRF”), mais especificamente com relação à eleição do Conselho Fiscal da BRF a ser deliberada na AGO BRF.

Venho por meio da presente correspondência apresentar minha desistência com relação à indicação realizada pela Administração da BRF para eleição ao Conselho Fiscal da BRF, solicitando que meu nome seja retirado do processo de eleição de membros para o Conselho Fiscal a ser deliberada pela AGO BRF.

Cordialmente,

Ana Paula Teixeira de Sousa